Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS FINANCIAL AND OPERATING RESULTS
FOR THE THIRD QUARTER OF FISCAL YEAR 2014

VANCOUVER, British Columbia – February 13, 2014 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) reported its financial and operating results for the third quarter ended December 31, 2013 (“Q3 Fiscal 2014”).

THIRD QUARTER HIGHLIGHTS

  Silver production of 0.9 million ounces and gold production of 1,985 ounces;

  Lead production of 9.0 million pounds and zinc production of 1.7 million pounds;

  Sales of $24.0 million;

  Gross margin of 44%;

  Cash flow from operations of $9.9 million, or $0.06 per share;

  Net income of $2.2 million, or $0.01 per share; and

  Cash cost per ounce of silver, net of by-product credits, of $2.00.

FINANCIALS

In Q3 Fiscal 2014, net income attributable to equity holders of the Company was $2.2 million or $0.01 per share compared to $5.2 million, or $0.03 per share for the three months ended December 31, 2012 (“Q3 Fiscal 2013”).

In Q3 Fiscal 2014, the Company realized sales of $24.0 million, a decrease of 59% from $58.7 million in Q3 Fiscal 2013. The Company’s financial results were mainly impacted by the following: (i) lower metal production as silver, lead and zinc production decreased 42%, 45%, and 58% respectively, compared to Q3 Fiscal 2013; and (ii) a significantly lower net realized silver price of $16.20 per ounce in this quarter, down $8.70 per ounce or 35% from $24.90 per ounce in Q3 Fiscal 2013.

Cost of sales in Q3 Fiscal 2014 was $13.5 million compared to $21.2 million in Q3 Fiscal 2013 and included cash costs of $10.9 million compared to $17.1 million in Q3 Fiscal 2013. The decrease of cost of sales was due to the reduction in ore production in this quarter.

The gross profit margin in Q3 Fiscal 2014 was 44%, compared to 64% in Q3 Fiscal 2013.

Cash flow from operations in Q3 Fiscal 2014 was $9.9 million or $0.06 per share, compared to $27.8 million, or $0.16 per share, in Q3 Fiscal 2013.

For the nine months ended December 31, 2013, net loss, attributable to the equity holders of the Company, was $36.5 million or $0.21 per share, which included impairment charges of $42.8 million, net of tax. The impairment reduced the carrying value of the BYP mine, as well as the XBG and

Silvertip projects, both of which are sold. Adjusted net income was $6.5 million or $0.04 per share, compared to net income of $20.9 million or $0.12 per share, in the same prior year period. During the same comparative period, sales were $92.3 million compared to $148.5 million, cost of sales was $50.8 million compared to $57.0 million, which resulted in a gross profit margin of 45% compared to 62%.

Cash flow from operations was $33.1 million compared to $71.0 million in the same comparative period. As of December 31, 2013, the Company has $98.0 million in cash and short-term investments.

OPERATIONS

In Q3 Fiscal 2014, on a consolidated basis, the Company produced 0.9 million ounces of silver, 1,985 ounces of gold, 9.0 million pounds of lead, and 1.7 million pounds of zinc, compared to 1.5 million ounces of silver, 5,676 ounces of gold, 16.4 million pounds of lead, and 4.0 million pounds of zinc, respectively, in Q3 Fiscal 2013.

For the nine months ended December 31, 2013, the Company produced 3.3 million ounces of silver, 8,774 ounces of gold, 32.0 million pounds of lead, and 7.6 million pounds of zinc, compared to 4.0 million ounces of silver, 10,810 ounces of gold, 44.1 million pounds of lead and 10.5 million pounds of zinc, in the same prior year period.

1. Ying Mining District, Henan Province, China

In Q3 Fiscal 2014, the Ying Mining District mined 148,850 tonnes of ore, producing 0.9 million ounces of silver, 911 ounces of gold, 8.8 million pounds of lead, and 1.6 million pounds of zinc, compared to 236,694 tonnes of ore in Q3 Fiscal 2013, producing 1.5 million ounces of silver, 1,285 ounces of gold, 15.6 million pounds of lead, and 3.2 million pounds of zinc, respectively.

In Q3 Fiscal 2014, head grades at the Ying Mining District were 202 grams per tonne (“g/t”) for silver, 2.9% for lead, and 0.7% for zinc, compared to 222 g/t for silver, 3.2% for lead, and 1.0% for zinc, respectively, in Q3 Fiscal 2013.

In the quarter, mine production and head grades were adversely impacted by a number of factors. Firstly, underground safety standardization work was undertaken in the main production portal of PD924 at the LM West mine and the CM105-S2 Shaft at the SGX mine to comply with new safety regulations. The required safety work included rebuilding the refuge stations, enlarging main access tunnels, and replacing sections of the PVC compress air lines with steel ones, suspending production for approximately one month.

Second, as explained in the prior quarter, the Company identified that dilutive practices of certain mining contractors resulted in head grade declines and took remedial action by modifying the method of calculating the amount of ore mined for the purpose of compensating the contractors and miners. This change in compensation method resulted in miner shortages as some miners felt uncertain about their pay and left the mine sites. Unfortunately, our contractors have experienced difficulty in replacing the departed miners, particularly prior to the Chinese New Year. For this reason, mining in the PD16 Shaft, one of the main portals at the SGX mine, was suspended for approximately two months in this quarter.

Finally, the change in mining strategy, which began approximately a year ago, has yielded mixed results in its initial year of application. The change in mining strategy focused on reducing the use of re-suing method and increasing the use of shrinkage method. The key requirement of this strategy is the ability to control dilution. Certain mines, such as the LM mine, yielded good results, where dilution was low and cash mining cost were reduced. However, in other mines, such as SGX mine, dilution control was inadequate which negatively impacted head grades.

The Company has performed a comprehensive review of its operation at the Ying Mining District. From the review, a series of improvements covering all aspects of operations, including mine planning and strategy, contractor compensation methods, quality control, and a performance-based (linked to tonnage and grade) compensation package for mine management, were enacted. In the next quarter, the Company will monitor the effects of the new improvements and expect to be in a position to provide normalized production guidance for the Ying Mining District when we release our quarterly results in May.

In Q3 Fiscal 2014, total and cash mining costs per tonne were $60.89 and $50.59 compared to $64.47 and $54.92 in Q3 Fiscal 2013, respectively. The decrease in cash mining cost was mainly due to the reduction of contractor fees in this quarter.

For the nine months ended December 31, 2013, the Ying Mining District mined 535,210 tonnes of ore, producing 3.3 million ounces of silver, 3,066 ounces of gold, 31.4 million pounds of lead, and 6.7 million pounds of zinc, compared to 623,523 tonnes of ore producing 4.0 million ounces of silver, 3,352 ounces of gold, 42.8 million pounds of lead, and 9.6 million pounds of zinc in the same prior year period, respectively. During the same comparative period, head grades were 206 g/t for silver, 2.8% for lead, and 0.9% for zinc, compared to 224 g/t for silver, 3.4% for lead and 1.1% for zinc, respectively.

In Q3 Fiscal 2014, total ore milled was 149,755 tonnes, a decrease of 34% compared to 226,764 tonnes in Q3 Fiscal 2013. Cash milling costs per tonne were $16.00 compared to $12.61 in Q3 Fiscal 2013. The increase in unit cost is mainly due to the reduced tonnage milled. For the nine months ended December 31, 2013, total ore milled was 543,221 tonnes compared to 616,389 tonnes in the same prior year period. During the same time period, cash milling costs per tonne were $13.98 compared to $12.92.

In Q3 Fiscal 2014, the consolidated total production cost and cash cost per ounce of silver, net of by-product credits, were $4.39 and $2.00 compared to $1.52 and negative $0.17, respectively, in Q3 Fiscal 2013. For the nine months ended December 31, 2013, the consolidated total production cost and cash cost per ounce of silver, net of by-product credits, were $4.47 and $2.04 compared to $1.66 and negative $0.26, respectively, in the same prior year period.

The overall increase in cash cost per ounce of silver, net of by-product credits, is mainly due to decreases in by-product credits. Compared to the nine months ended December 31, 2012, lead and zinc production in the current fiscal year decreased 27% and 30%, respectively, along with decreases in realized selling price for lead and zinc of 6% and 2%, respectively.

The consolidated operational results for the past five quarters at the Ying Mining District are summarized in the table below:

Quarterly opertional results - Ying Mining District
	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013
	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13	31-Dec-12
Ore Mined (tonne)
Direct Smelting Ore (tonne)	715	503	963	1,309	2,334
Stockpiled Ore (tonne)	148,135	152,599	232,294	152,014	234,360
	148,850	153,102	233,257	153,323	236,694
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	715	503	963	1,309	2,334
Ore Milled (tonne)	149,040	156,790	235,210	156,836	224,430
	149,755	157,293	236,173	158,145	226,764
Metal Sales
Silver (in thousands of ounces)	883	1,021	1,364	933	1,508
Gold (in thousands of ounces)	0.9	0.9	1.3	0.8	1.3
Lead (in thousands of pounds)	8,814	9,519	13,063	9,462	15,642
Zinc (in thousands of pounds)	1,572	2,199	2,926	1,554	3,231
Head Grade of Run of Mine Ore
Silver (gram/tonne)	202	217	200	205	222
Lead (%)	2.9	2.9	2.7	2.9	3.2
Zinc (%)	0.7	1.0	0.8	0.7	1.0
Recovery Rate of Run of Mine Ore
Silver (%)	93.1	92.7	92.3	93.5	93.3
Lead (%)	95.7	94.8	94.6	94.5	95.1
Zinc (%)	64.2	68.5	68.4	60.3	70.4
Cash Mining Cost ($ per tonne)	50.59	45.22	54.95	61.67	54.92
Total Mining Costs($ per tonne)	60.89	56.08	65.09	72.56	64.47
Cash Milling Cost ($ per tonne)	16.00	14.89	12.06	16.05	12.61
Total Milling Cost ($ per tonne)	18.60	17.29	13.62	18.61	14.20
Cash Cost per Ounce of Silver ($)	2.00	0.49	3.23	3.65	(0.17)

Total Production Cost per Ounce of Silver ($)	4.39	3.41	5.33	5.82	1.52

2. BYP Mine, Hunan Province, China

In Q3 Fiscal 2014, the BYP mine processed 19,574 tonnes of ore compared to 32,699 tonnes in Q3 Fiscal 2013. During the same comparative periods, the Company sold 1,050 ounces of gold at a cash cost per ounce of gold of $502 compared to 4,309 ounces of gold at a cash cost per ounce of gold of $266, respectively. Gold head grade for Q3 Fiscal 2014 was 2.7 g/t compared to 3.7 g/t in Q3 Fiscal 2013. In Q3 Fiscal 2014, total and cash mining costs per tonne were $53.22 and $22.81 compared to $70.48 and $24.72 in Q3 Fiscal 2013, respectively.

DEVELOPMENT AND EXPLORATION

1. Ying Mining District, Henan Province, China

As at the end of Q3 Fiscal 2014, approximately 2,500 metres (“m”) of the development work for the 4,800m access ramp at the LM Mine West are complete.

During the quarter, the Company also completed approximately 18,000m of horizontal tunnels, raises and declines. During the quarter the Company decided to suspend the construction of Shaft 969 at LM Mine West and certain other surface facilities within the Ying Mining District to better allocate resources during the current market.

In Q3 Fiscal 2014, exploration and development expenditures for the Ying Mining District were $8.5 million compared to $9.1 million in Q3 Fiscal 2013. For the nine months ended December 31, 2013, exploration and development expenditures for the Ying Mining District were $26.7 million compared to $28.1 million in the same prior year period.

2. GC Project, Guangdong Province, China

The required surface environmental protection facilities together with water and soil conservation engineering work are complete and have undergone test operations. During the quarter, the concrete rooms for the pumping station and underground main power station at the -50m elevation was completed and the pumps and pipes were installed, which represented the key component prior to the safety inspection, in accordance with safety requirements in the Mine Design.

A temporary Safety Production Permit, valid until the end of June 2014, has been issued to the Company, which allows the Company to conduct trial mine production. A final Safety Production Permit is expected to be issued around the end of June 2014. Before obtaining the Safety Production Permit and commencing significant mining, in the next few quarters, the Company will focus on trial mining and stope preparation work.

As the Company has completed the first phase of mine development and moves to trial mine production, the existing mine contractor, which was originally contracted to carry out mine development, was terminated and is being replaced with a mining contractor specializing in longhole and shrinkage stope mining. Transitioning to the new contractor will take some time and may cause some delays to the start-up of the trial mining.

The Company continued to use development ore to test mill equipment and to fine tune the mill circuits to achieve the desired metallurgical recoveries for silver, lead, zinc, tin, and sulphur. The testing process has identified numerous issues and many improvements were made in the mill circuits. While the floatation test results are approaching the designed recovery rates for silver (60%), lead (85%), zinc (86%), and sulphur, the gravity circuit only recovers approximately 5% tin, significantly lower than the 40% recovery rate in the metallurgic tests. The Company will focus on improving the tin recovery in the next several months.

The tailing dewatering facility for dry stacking has also been improved with modifications to equipment achieving desired results. The construction of the tailing dry stacking dam and reservoir facility has been completed and has passed government inspection.

During Q3 Fiscal 2014, approximately 4,800m of tunnels, including 700m of development tunnels, 2,000m of exploration tunnels and 2,100m of mining preparation tunnels, were completed.

In Q3 Fiscal 2014, $4.6 million (Q3 Fiscal 2013 - $4.7 million) of exploration and development expenditures were incurred at the GC mine. For the nine months ended December 31, 2013, $13.9 million (nine months ended December 31, 2012 - $10.9 million) of exploration and development expenditures were incurred at the GC mine.

3. BYP Mine, Hunan Province, China

In Q3 Fiscal 2014, the construction of the head frame continued. Once completed, the newly completed shaft will facilitate mining of the #3 gold mineralization body and the #5 zinc and lead ore body. In addition, the construction of a 1,500 t/d tailings-backfill facility is complete and trial runs are ongoing. Exploration and development expenditures at the BYP mine were $1.3 million in the current fiscal year compared to $4.6 million in the prior year.

4. X Mines, Henan Province, China

The X Mines consist of two mining projects: the XBG project and XHP project.

During the nine months ended December 31, 2013, the Company entered into a share transfer agreement with an arm’s length private Chinese company. Pursuant to the agreement, the Company’s subsidiary, Henan Found Mining Co. Ltd., sold its 90% equity interest in Zhongxing Mining Co. Ltd. (XBG project) for $12.5 million (RMB 76 million). This transaction was completed in this quarter.

Since the end of the first quarter, the Company has suspended major activities at the XHP project as part of its cost saving measures.

QUARTERLY DIVIDEND

To maintain the Company’s strong balance sheet and liquidity during the current lower metal price environment, on February 12, 2014, the Board of Directors decided to reduce the quarterly dividend from CAD$0.025 to CAD$0.005 per share per quarter. This measure will save the Company approximately $12 million over the next full year, and ensure that the Company remains in a strong position to act on opportunities that develop in the current downturn. The declaration and payment of future dividends is at the discretion of the Board of Directors and any future decision to increase, or eliminate dividend payments will be based on a number of factors including commodity prices, market conditions, financial results, cash requirements and other relevant factors.

Myles Gao, P.Geo., President & CEO, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this News Release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company is currently developing the GC project in southern China which it expects will become its next operating mine. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lorne Waldman
Senior Vice President
Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2013 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited) (Expressed in thousands of U.S. dollars)

	December 31, 2013	March 31, 2013
ASSETS
Current Assets
Cash and cash equivalents	$79,561	$72,283
Short-term investments	18,428	45,623
Trade and other receivables	6,019	1,442
Inventories	6,073	7,522
Due from related parties	23	123
Prepaids and deposits	5,446	5,118
	115,550	132,111

Non-current Assets
Long-term prepaids and deposits	2,053	1,877
Investment in an associate	6,080	6,523
Other investments	11,417	15,516
Plant and equipment	104,922	103,517
Mineral rights and properties	268,107	316,678
TOTAL ASSETS	$508,129	$576,222

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$32,143	$29,285
Deposits received	8,961	11,497
Dividends payable	4,017	4,204
Income tax payable	1,224	1,349
Due to related parties	1,640	1,207
	47,985	47,542

Non-current Liabilities
Deferred income tax liabilities	15,755	24,603
Environmental rehabilitation	6,108	5,974
Total Liabilities	69,848	78,119

Equity
Share capital	233,503	233,082
Share option reserve	10,051	8,314
Reserves	25,409	24,717
Accumulated other comprehensive loss	(927)	(1,495)
Retained earnings	106,307	155,817
Total equity attributable to the equity holders of the Company	374,343	420,435

Non-controlling interests	63,938	77,668
Total Equity	438,281	498,103

TOTAL LIABILITIES AND EQUITY	$508,129	$576,222

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2013	2012	2013	2012

Sales	$23,970	$58,717	$92,265	$148,475
Cost of sales	13,501	21,241	50,806	57,029
Gross profit	10,469	37,476	41,459	91,446

General and administrative	6,338	6,445	20,893	19,482
General exploration and property investigation	654	1,345	2,466	3,198
Other taxes	408	854	1,575	2,502
Foreign exchange gain	(1,667)	(697)	(2,750)	(332)
Loss on disposal of plant and equipment	21	60	144	85
Loss on disposal of mineral rights and properties	181	-	181	-
Share of loss in associate	-	42	153	231
Impairment on associate	-	9,640	-	9,640
Impairment of mineral rights and properties	-	-	66,573	-
Loss on investments	65	78	608	671
Other income	39	(214)	(117)	(382)
Income (loss) from operations	4,430	19,923	(48,267)	56,351
Finance income	1,047	999	2,953	2,841
Finance costs	(33)	(24)	(99)	(69)
Income (loss) before income taxes	5,444	20,898	(45,413)	59,123

Income tax expense (recovery)	2,300	10,267	(1,734)	25,471
Net income (loss)	$3,144	$10,631	$(43,679)	$33,652

Attributable to:
Equity holders of the Company	$2,163	$5,236	$(36,476)	$20,850
Non-controlling interests	981	5,395	(7,203)	12,802
	$3,144	$10,631	$(43,679)	$33,652

Earnings (loss) per share attributable to the equity holders of the Company
Basic earnings (loss) per share	$0.01	$0.03	$(0.21)	$0.12
Diluted earnings (loss) per share	$0.01	$0.03	$(0.21)	$0.12
Weighted Average Number of Shares Outstanding - Basic	170,878,775	170,748,449	170,813,858	170,720,668
Weighted Average Number of Shares Outstanding - Diluted	170,925,150	171,072,001	170,813,858	171,072,034

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited) (Expressed in thousands of U.S. dollars)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2013	2012	2013	2012
Cash provided by
Operating activities
Net income (loss)	$3,144	$10,631	$(43,679)	$33,652
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation	33	24	99	69
Depreciation, amortization and depletion	2,936	4,463	11,418	11,653
Share of loss in associate	-	42	153	231
Impairment on associate	-	9,640	-	9,640
Impairment of mineral rights and properties	-	-	66,573	-
Write down of inventories	-	-	-	348
Income tax expense (recovery)	2,300	10,267	(1,734)	25,471
Loss on investments	65	78	608	671
Loss on disposal of plant and equipment	21	60	144	85
Loss on disposal of mineral rights and properties	181	-	181	-
Share-based compensation	561	546	1,878	2,154
Income tax paid	(2,111)	(7,948)	(5,461)	(22,323)
Changes in non-cash operating working capital	2,743	20	2,948	9,341
Net cash provided by operating activities	9,873	27,823	33,128	70,992

Investing activities
Mineral rights and properties
Capital expenditures	(15,922)	(15,442)	(42,527)	(41,855)
Proceeds on disposals	13,349	-	13,349	-
Plant and equipment
Additions	(1,604)	(7,138)	(13,031)	(24,723)
Proceeds on disposals	1,418	-	1,418	-
Other investments
Acquisition	-	-	-	(595)
Net redemptions (purchases) of short-term investments	4,257	(13,884)	26,894	(16,239)
Proceeds on sale of a subsidiary (net of cash disposed, $4)	3,274	-	8,160	-
Net cash provided by (used in) investing activities	4,772	(36,464)	(5,737)	(83,412)

Financing activities
Related parties
Payments made	(320)	(16)	(1,642)	(365)
Repayments received	102	313	317	972
Non-controlling interests
Distribution	(5,168)	(7,224)	(5,168)	(14,612)
Cash dividends distributed	(4,148)	(4,295)	(12,438)	(12,820)
Proceeds from issuance of common shares	192	126	280	239
Net cash used in financing activities	(9,342)	(11,096)	(18,651)	(26,586)

Effect of exchange rate changes on cash and cash equivalents	(1,821)	1,239	(1,462)	(118)

Increase (decrease) in cash and cash equivalents	3,482	(18,498)	7,278	(39,124)

Cash and cash equivalents, beginning of the period	76,079	89,334	72,283	109,960
Cash and cash equivalents included in assets held for sale	-	(1,818)	-	(1,818)

Cash and cash equivalents, end of the period	$79,561	$69,018	$79,561	$69,018

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended December 31, 2013
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	715	-		-	715
Stockpiled Ore (tonne)	148,135	-		20,690	168,825
	148,850	-		20,690	169,540
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	715	-		-	715
Ore Milled (tonne)	149,040	3,496	*	19,574	172,110
	149,755	3,496		19,574	172,825

Mining cost per tonne of ore mined ($)	60.89	-		53.22	59.95
Cash mining cost per tonne of ore mined ($)	50.59	-		22.81	47.20
Non cash mining cost per tonne of ore mined ($)	10.30	-		30.41	12.75

Unit shipping costs($)	4.06	-		-	3.57

Milling cost per tonne of ore milled ($)	18.60	-		15.31	18.22
Cash milling cost per tonne of ore milled ($)	16.00	-		13.76	15.74
Non cash milling cost per tonne of ore milled ($)	2.60	-		1.55	2.48

Average Production Cost
Silver ($ per ounce)	8.83	-		-	9.12
Gold ($ per ounce)	483	-		959	532
Lead ($ per pound)	0.42	-		-	0.44
Zinc ($ per pound)	0.34	-		-	0.35

Total production cost per ounce of Silver ($)	4.39	-			4.39
Total cash cost per ounce of Silver ($)	2.00	-			2.00

Total production cost per ounce of Gold ($)				959	959
Total cash cost per ounce of Gold ($)				502	502

Total Recovery of the Run of Mine Ore
Silver (%)	93.1	-			93.1
Gold (%)				92.7	92.7
Lead (%)	95.7	-			95.7
Zinc (%)	64.2	-			64.2

Head Grades of Run of Mine Ore
Silver (gram/tonne)	202	-			202
Gold (gram/tonne)				2.7	2.7
Lead (%)	2.9	-			2.9
Zinc (%)	0.7	-			0.7

Sales Data
Metal Sales
Silver (in thousands of ounces)	883	2	*	-	885
Gold (in thousands of ounces)	0.9	-		1.1	2.0
Lead (in thousands of pounds)	8,814	186	*	-	9,000
Zinc (in thousands of pounds)	1,572	100	*	-	1,672

Metal Sales
Silver (in thousands of $)	14,304	-		-	14,304
Gold (in thousands of $)	808	-		1,045	1,853
Lead (in thousands of $)	6,824	-		-	6,824
Zinc (in thousands of $)	989	-		-	989
	22,925	-		1,045	23,970
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.20	-		-	16.20
Gold ($ per ounce)	887	-		995	945
Lead ($ per pound)	0.77	-		-	0.77
Zinc ($ per pound)	0.63	-		-	0.63

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XHP project.
* Represents development tunnelling ore at the X mines.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended December 31, 2012
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,334	-		-	2,334
Stockpiled Ore (tonne)	234,360	8,932	*	35,558	278,850
	236,694	8,932		35,558	281,184
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,334	-		-	2,334
Ore Milled (tonne)	224,430	27,265	*	32,699	284,394
	226,764	27,265		32,699	286,728
Mining cost per tonne of ore mined ($)	64.47	-		70.48	65.26
Cash mining cost per tonne of ore mined ($)	54.92	-		24.72	50.98
Non cash mining cost per tonne of ore mined ($)	9.55	-		45.76	14.28

Unit shipping costs($)	3.62	-		-	3.15

Milling cost per tonne of ore milled ($)	14.21	-		14.38	14.23
Cash milling cost per tonne of ore milled ($)	12.61	-		13.49	12.72
Non cash milling cost per tonne of ore milled ($)	1.60	-		0.89	1.51

Average Production Cost
Silver ($ per ounce)	8.53	-		-	9.01
Gold ($ per ounce)	409	-		646	418
Lead ($ per pound)	0.27	-		-	0.29
Zinc ($ per pound)	0.22	-		-	0.23

Total production cost per ounce of Silver ($)	1.52	-			1.52
Total cash cost per ounce of Silver ($)	(0.17)	-			(0.17)

Total production cost per ounce of Gold ($)				630	630
Total cash cost per ounce of Gold ($)				266	266

Total Recovery of the Run of Mine Ore
Silver (%)	93.3	-			93.3
Gold (%)				92.7	92.7
Lead (%)	95.1	-			95.1
Zinc ( %)	70.4	-			70.4

Head Grades of Run of Mine Ore
Silver (gram/tonne)	222	-			222
Gold (gram/tonne)				3.7	3.7
Lead (%)	3.2	-			3.2
Zinc (%)	1.0	-			1.0

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,508	11	*	-	1,519
Gold (in thousands of ounces)	1.3	0.1	*	4.3	5.7
Lead (in thousands of pounds)	15,642	788	*	-	16,430
Zinc (in thousands of pounds)	3,231	463	*	283	3,977

Metal Sales
Silver (in thousands of $)	37,551	-		-	37,551
Gold (in thousands of $)	1,533	-		4,934	6,467
Lead (in thousands of $)	12,480	-		-	12,480
Zinc (in thousands of $)	2,061	-		158	2,219
	53,625	-		5,092	58,717
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	24.90	-		-	24.90
Gold ($ per ounce)	1,193	-		1,145	1,155
Lead ($ per pound)	0.80	-		-	0.80
Zinc ($ per pound)	0.64	-		0.56	0.63

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Nine months ended December 31, 2013
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,181	-		-	2,181
Stockpiled Ore (tonne)	533,029	-		67,418	600,447
	535,210	-		67,418	602,628
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,181	-		-	2,181
Ore Milled (tonne)	541,040	10,425	*	69,621	621,086
	543,221	10,425		69,621	623,267
Mining cost per tonne of ore mined ($)	61.42	-		54.35	60.63
Cash mining cost per tonne of ore mined ($)	51.02	-		23.48	47.94
Non cash mining cost per tonne of ore mined ($)	10.40	-		30.87	12.69

Unit shipping costs($)	4.33	-		-	3.85

Milling cost per tonne of ore milled ($)	16.07	-		15.35	15.99
Cash milling cost per tonne of ore milled ($)	13.98	-		14.05	13.99
Non cash milling cost per tonne of ore milled ($)	2.09	-		1.30	2.00

Average Production Cost
Silver ($ per ounce)	8.94	-		-	9.28
Gold ($ per ounce)	503	-		903	570
Lead ($ per pound)	0.41	-		-	0.42
Zinc ($ per pound)	0.33	-		0.45	0.34

Total production cost per ounce of Silver ($)	4.47	-			4.47
Total cash cost per ounce of Silver ($)	2.04	-			2.04

Total production cost per ounce of Gold ($)				899	899
Total cash cost per ounce of Gold ($)				473	473

Total Recovery of the Run of Mine Ore
Silver (%)	92.6	-			92.6
Gold (%)				92.6	92.6
Lead (%)	95.0	-			95.0
Zinc (%)	67.4	-			67.4

Head Grades of Run of Mine Ore
Silver (gram/tonne)	206	-			206
Gold (gram/tonne)				2.9	2.9
Lead (%)	2.8	-			2.8
Zinc (%)	0.9	-			0.9

Sales Data
Metal Sales
Silver (in thousands of ounces)	3,269	12	*	-	3,281
Gold (in thousands of ounces)	3.1	0.2	*	5.5	8.8
Lead (in thousands of pounds)	31,397	590	*	-	31,987
Zinc (in thousands of pounds)	6,697	584	*	282	7,563

Metal Sales
Silver (in thousands of $)	55,064	-		-	55,064
Gold (in thousands of $)	2,909	-		5,991	8,900
Lead (in thousands of $)	24,006	-		-	24,006
Zinc (in thousands of $)	4,141	-		154	4,295
	86,120	-		6,145	92,265
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.85	-		-	16.85
Gold ($ per ounce)	949	-		1,084	1,036
Lead ($ per pound)	0.76	-		-	0.76
Zinc ($ per pound)	0.62	-		0.55	0.62

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XHP project.
* Represents development tunnelling ore at the X mines.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Nine months ended December 31, 2012
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	7,027	-		-	7,027
Stockpiled Ore (tonne)	616,496	19,309	*	89,759	725,564
	623,523	19,309		89,759	732,591
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	7,027	-		-	7,027
Ore Milled (tonne)	609,362	58,349	*	77,862	745,573
	616,389	58,349		77,862	752,600
Mining cost per tonne of ore mined ($)	65.15	-		60.75	64.60
Cash mining cost per tonne of ore mined ($)	54.53	-		23.86	50.67
Non cash mining cost per tonne of ore mined ($)	10.62	-		36.89	13.93

Unit shipping costs($)	3.72	-		-	3.25

Milling cost per tonne of ore milled ($)	14.64	-		15.10	14.69
Cash milling cost per tonne of ore milled ($)	12.92	-		14.00	13.04
Non cash milling cost per tonne of ore milled ($)	1.72	-		1.10	1.65

Average Production Cost
Silver ($ per ounce)	8.69	-		-	9.07
Gold ($ per ounce)	425	-		760	452
Lead ($ per pound)	0.29	-		-	0.31
Zinc ($ per pound)	0.23	-		-	0.24

Total production cost per ounce of Silver ($)	1.66	-			1.66
Total cash cost per ounce of Silver ($)	(0.26)	-			(0.26)

Total production cost per ounce of Gold ($)				752	752
Total cash cost per ounce of Gold ($)				356	356

Total Recovery of the Run of Mine Ore
Silver (%)	92.6	-			92.6
Gold (%)				92.5	92.5
Lead (%)	94.5	-			94.5
Zinc ( %)	67.8	-			67.8

Head Grades of Run of Mine Ore
Silver (gram/tonne)	224	-			224
Gold (gram/tonne)				3.1	3.1
Lead (%)	3.4	-			3.4
Zinc (%)	1.1	-			1.1

Sales Data
Metal Sales
Silver (in thousands of ounces)	4,009	21	*	-	4,030
Gold (in thousands of ounces)	3.4	0.2	*	7.2	10.8
Lead (in thousands of pounds)	42,757	1,313	*	-	44,070
Zinc (in thousands of pounds)	9,617	574	*	283	10,474

Metal Sales
Silver (in thousands of $)	95,241	-		-	95,241
Gold (in thousands of $)	3,894	-		8,667	12,561
Lead (in thousands of $)	34,412	-		-	34,412
Zinc (in thousands of $)	6,103	-		158	6,261
	139,650	-		8,825	148,475
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.76	-		-	23.76
Gold ($ per ounce)	1,162	-		1,196	1,185
Lead ($ per pound)	0.80	-		-	0.80
Zinc ($ per pound)	0.63	-		0.56	0.63

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.